Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Marchex, Inc.:

We consent to the use of our report dated February 16, 2004, except as to note 15(a), which is as of March 18, 2004, with respect to the consolidated balance sheets of the Predecessor to Marchex, Inc. as of December 31, 2002 and February 28, 2003 and of Marchex, Inc, and subsidiaries as of December 31, 2003, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year ended December 31, 2002 and the period from January 1, 2003 through February 28, 2003 (Predecessor periods), and the period from January 17, 2003 (inception) through December 31, 2003 (Successor period), included herein and to the reference to our firm under the heading “Experts” in the prospectuses.

/s/    KPMG LLP

Seattle, Washington

February 1, 2005